UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreement

As previously disclosed, on August 15, 2025, Giant Connection Limited (“Giant Connection”), a fully owned subsidiary of TROOPS, Inc. (the “Company”) entered into a Sale and Purchase Agreement (the “Previous Agreement”) with DIGITAL INSURA, INC., (the “Digital Insura”). Pursuant to the Agreement, the Digital Insura has agreed to sell and Giant Connection has agreed to purchase 49% of the Sale Shares, as defined in the Previous Agreement (The “Blue Pool Shares”), in relation to Blue Pool Ventures Limited (“Blue Pool”), for an aggregate consideration of HK$11,833,500 to be satisfied through a bank transfer, with a further Put Option whereby for a period of 5 years, Giant Connection shall purchase, upon written notice by the Digital Insura, in one or more closings, up to an aggregate of the remaining 51% of the Sale Shares, at a per share purchase price of HK$8,050, to be satisfied through bank transfer or procurement of the Company to issue its ordinary shares. Completion of the Previous Agreement occurred on September 30, 2025.

On December 24, 2025, in order to expedite regulatory review in relation to the operations of the insurance brokerage business of a subsidiary of Blue Pool, Giant Connection agreed to sell and Digital Insura agreed to purchase back the Blue Pool Shares (the “Agreement”), for a consideration of HK$11,833,500, to be settled by a promissory note (the “Note”). Prior to the 3 year anniversary of completion of the Agreement, if upon a successful appeal by the Company of the judgement of High Court of Hong Kong Special Administrative Region Court of First Instance action no. HCA938/2022, provided that the Note has not been exercised, Digital Insura undertakes that the Blue Pool Shares shall be transferred back to Giant Connection at the cost of Giant Connection. Upon receipt of the Blue Pool Shares, the Note will be cancelled. Completion of the Agreement occurred on December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: January 9, 2026	By:	/s/ Damian Thurnheer
Damian Thurnheer
President and Chief Executive Officer